Exhibit 12.1
The J. M. Smucker Company
Computation of Ratio of Earnings to Fixed Charges
(in millions of dollars)

July 31, 2018
Three Months Ended
Earnings before fixed charges:
Income before income taxes	$173.1
Total fixed charges	63.1
Less: Capitalized interest	(1.1)
Earnings available for fixed charges	$235.1
Fixed charges:
Interest and other debt expense, net of capitalized interest	$54.3
Capitalized interest	1.1
Estimated interest portion of rent expense (A)	7.7
Total fixed charges	$63.1
Ratio of earnings to fixed charges	3.7

(A)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.